 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A

TENDER OFFER STATEMENT PURSUANT TO RULE 14(d)-1 or 13(e)(1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 22)

PLACER DOME INC.

(Name of Subject Company (Issuer))

BARRICK GOLD CORPORATION

 (Name of Filing Person (Bidder))

Common Shares

 (Title of Class of Securities)
725906101

 (CUSIP Number of Class of Securities)

Sybil E. Veenman
Vice President, Assistant General Counsel, and Secretary
BCE Place, Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
(416) 861-9911

 (Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of filing person)

This Amendment n.22 amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 10, 2005 by Barrick Gold Corporation (“Barrick”).

The Schedule TO relates to the offer (the “Offer”) by Barrick to purchase (i) all outstanding common shares (including those that are subject to CHESS Depositary Interests and International Depositary Receipts) of Placer Dome Inc. (“Placer Dome”), which includes common shares that may become outstanding after the date of the offer but before the expiry time of the offer upon conversion, exchange or exercise of options or convertible debentures or other securities of Placer Dome that are convertible into or exchangeable for common shares and (ii) the associated rights issued under the Shareholders Rights Plan of Placer Dome (collectively, the “Shares”), at a price of, at the election of the shareholder of Placer Dome: (a) US$22.50, in cash for each Share; or (b) 0.8269 of a Barrick common share and US$0.05 in cash for each Share, in each case subject to proration.

The Offer is subject to the terms and conditions set forth in the Offer and Circular dated November 10, 2005 (the “Offer and Circular”) and the related Letter of Transmittal, filed as Exhibits 1.1 and 1.2, respectively, to the initial Schedule TO, as amended by the notice of variation and extension dated January 4, 2006 (the “First Notice”) and by the notice of extension and subsequent offering period dated January 20, 2006 (the “Second Notice”) filed, respectively, as Exhibit 1.6 and Exhibit 1.8 to Schedule TO.

Capitalized terms used herein and not defined herein have the respective meaning assigned to such terms in the Offer and Circular, as amended by the First Notice and the Second Notice.

Item 4, 8 and 11

Items 4 (Terms of the Transaction), 8 (Interest in Securities of the Subject Company) and 11 (Additional Information) of the Schedule TO are hereby amended and supplemented to include the following:

At 6:00 p.m. (Toronto time) on February 3, 2006, the Offer has expired. As of the same date Barrick has taken up and accepted for payment an additional 61 million common shares of Placer Dome that were tendered to the Offer after January 19, 2006, which represent approximately 14% of the outstanding shares of Placer Dome. Together with the approximately 358 million shares of Placer Dome taken up by Barrick on January 19, 2006, Barrick now owns approximately 419 million shares, representing approximately 94% of the outstanding shares of Placer Dome.

Since the Offer has been accepted by holders of more than 90% of the shares, Barrick intends to exercise its right to acquire the remaining 25 million outstanding shares of Placer Dome pursuant to a compulsory acquisition under the Canada Business Corporations Act, as described in the Offer and Circular. Barrick expects to complete that compulsory acquisition within the next 30 days.

On February 6, 2006, Barrick issued a press release announcing the final results of the Offer. The full text of the press release is filed as Exhibit (a)(22)(1.1) hereto and is incorporated by reference herein.

Item 12 Exhibits

As permitted by General Instruction F to Schedule TO, Item 12 of the Schedule TO is hereby amended and supplemented to include:

Exhibit	Description
(a)(22)(1.1)	Barrick’s press release dated February 6, 2006.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARRICK GOLD CORPORATION

By:	/s/ Sybil E. Veenman
Name: Sybil E. Veenman Title: Vice President, Assistant General Counsel and Secretary Date: February 6, 2006

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EXHIBIT INDEX

Exhibit	Description
(a)(22)(1.1)	Barrick’s press release dated February 6, 2006.

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